Exhibit 3.1

Amendment No. 1 to Bylaws

Dated February 4, 2025

Pursuant to the provisions of the Articles of Incorporation and the Bylaws of Reliance Global Group, Inc., a Florida corporation (the “Corporation”), and pursuant to the provisions of the Florida Business Corporation Act, the Bylaws are hereby amended as follows:

1.	The title of the Bylaws is hereby amended to be “Bylaws of Reliance Global Group, Inc.”, to reflect the change of name of the Corporation since the adoption of the Bylaws.

2.	Article II, Section 7 of the Bylaws is hereby amended and restated in its entirety to provide as follows:

SECTION 7. QUORUM AND SHAREHOLDER ACTION

Thirty three and one-third percent (33 1/3%) of the shares entitled to vote, represented in person or proxy, shall constitute a quorum at a meeting of shareholders. Unless otherwise provided under law, the articles of incorporation or these bylaws, if a quorum is present, action on a matter, other than the election of directors, shall be approved if the votes cast by the holders of the shares represented at the meeting and entitled to vote favoring the action exceed the votes cast opposing the action. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

After a quorum has been established at a shareholders’ meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

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